SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 13)[1]

Alaska Communication Systems Group, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
01167P101
(CUSIP Number)
Karen Singer, 212 Vaccaro Drive, Cresskill, NJ 07616 (TEL: 201-750-0415)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 12, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

[1] The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP No.	01167P101	13D/A13	Page 2 of 7

1	NAME OF REPORTING PERSON
Karen Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,445,964
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
4,445,964
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,445,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.4%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No.	01167P101	13D/A13	Page 3 of 7

1	NAME OF REPORTING PERSON
TAR Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
(b)	[ ]
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,445,964[2]
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
4,445,964[3]
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,445,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.4%
14	TYPE OF REPORTING PERSON*
OO

[2] As the managing member of TAR Holdings LLC, Ms. Singer has sole voting power of all securities held by TAR Holdings LLC.

[3] As the managing member of TAR Holdings LLC, Ms. Singer has sole dispositive power of all securities held by TAR Holdings LLC.

SCHEDULE 13D/A13

This constitutes Amendment No. 13 (the “Amendment No. 13”) to the statement on Schedule 13D filed on behalf of Karen Singer, dated and filed December 15, 2017 (as amended, the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of Alaska Communications Systems, Inc. (the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and restated to read as follows:

Ms. Singer is the managing member of TAR Holdings, LLC, which was created pursuant to that certain Operating Agreement, dated October 28, 2013 (“TAR”). All of the securities held by TAR were purchased with funds generated and held by TAR. The aggregate amount of funds used for the purchase of the securities reported herein was approximately $8,489,232, including brokerage commissions.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

The purpose of this filing is to report that since the filing of Amendment No. 12 to the Statement dated September 12, 2019 a material change occurred in that the Reporting Person has acquired at least one percent (1%) of the Issuer’ outstanding common stock and is hereby releasing to the public the statement attached hereto as Exhibit 99.8, and hereby incorporated for reference.

Except as described above in this Item 4 and herein, Ms. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right to change plans and take any and all actions that Ms. Singer may deem appropriate to maximize the value of her investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Ms. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Ms. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported owned is based upon 53,011,579 shares of Common Stock outstanding on October 31, 2019 as reported in the Issuer’s Form 10-K filed on November 8, 2019.

A. TAR HOLDINGS, LLC

(a)       As of the date hereof, TAR beneficially owns 4,445,964 shares of Common Stock, which shares are held directly by TAR.

Percentage: Approximately 8.4%

(b)        1. Sole power to vote or direct vote: 4,445,964[4]

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 4,445,964[5]

4. Shared power to dispose or direct the disposition: 0

(c)       The following table details the transactions effected by TAR Holdings, LLC in the past 60 days that have not been previously reported:

Date of Transaction	Number of Shares Purchased	Price Per Share
March 12, 2020	50,000	$ 1.7214
March 12, 2020	25,000	$ 1.724
March 11, 2020	65,205	S 1.82
March 11, 2020	9,643	$ 1.8184
March 10, 2020	20,200	$ 1.7996
March 10, 2020	225,990	$ 1.80
March 9, 2020	25,000	$ 1.75
March 9, 2020	25,000	$ 1.90
March 9, 2020	50,000	$ 1.815
March 9, 2020	13,709	$ 1.74
March 9, 2020	25,000	$ 1.86
March 9, 2020	25,000	$ 1.81
March 6, 2020	14,724	$ 2.00

B. Ms. Singer

(a)       As of the date hereof, Ms. Singer, as the managing member of TAR Holdings, LLC, beneficially owns 4,445,964 shares of Common Stock held by TAR Holdings, LLC.

Percentage: Approximately 8.4%

[4] See FN2

[5] See FN3

(b)        1. Sole power to vote or direct vote: 4,445,964

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 4,445,964

4. Shared power to dispose or direct the disposition: 0

(c) The following table details the transactions effected by Ms. Singer in the past 60 days, that have not been previously reported:

Date of Transaction	Number of Shares Purchased	Price Per Share
March 12, 2020	50,000	$ 1.7214
March 12, 2020	25,000	$ 1.724
March 11, 2020	65,205	S 1.82
March 11, 2020	9,643	$ 1.8184
March 10, 2020	20,200	$ 1.7996
March 10, 2020	225,990	$ 1.80
March 9, 2020	25,000	$ 1.75
March 9, 2020	25,000	$ 1.90
March 9, 2020	50,000	$ 1.815
March 9, 2020	13,709	$ 1.74
March 9, 2020	25,000	$ 1.86
March 9, 2020	25,000	$ 1.81
March 6, 2020	14,724	$ 2.00

As of the date hereof, the Reporting Person beneficially owns an aggregate of 4,445,964 shares of Common Stock, constituting approximately 8.4 % of the Shares outstanding.

(d)       No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)       Not applicable.

Item 7. Material to be filed as Exhibits

Item 7 of the Statement is hereby amended to add the following:

99.8       Reporting Person’s Statement of March 12, 2020

After reasonable inquiry and to the best of her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2020

TAR HOLDINGS, LLC By: /s/ Karen Singer

By: /s/ Karen Singer
Name: Karen Singer
Title: Managing Member